Exhibit 99.3

Management’s Discussion and Analysis For the year ended December 31, 2025 (Expressed in Canadian dollars, unless otherwise noted)

April 27, 2026

The following management’s discussion and analysis (“MD&A”) was prepared as of date of the report per above and is management’s assessment of the operating results and financial condition of Nicola Mining Inc. (“Nicola” or the “Company”) together with its subsidiaries. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca. Information is also available on the Company’s website at www.nicolamining.com. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025 and the related notes thereto which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A contains certain forward-looking statements, please review the disclaimers that are provided on the last page of the report.

OVERVIEW

Nicola is a junior exploration and custom milling company that is engaged in the business of identification, acquisition, and exploration of mineral property interests together with custom milling partnerships at its Merritt Mill.

The Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “NIM.V”, the Nasdaq Capital Market under the symbol “NICM”, and on OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.

FISCAL YEAR DECEMBER 31, 2025 HIGHLIGHTS

●On March 12, 2025, the Company completed a non-brokered private placement issuing 4,038,955 units at a price of $0.28 per unit, for gross proceeds of $1,130,907 and paid $98,455 of transaction costs, for net proceeds of $1,032,452. Each unit consists of one common share and one-half of one share purchase warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 each for a period of three years from the closing. The warrants are subject to an acceleration clause whereby, if the shares of the Company trade on the TSX-V at a closing price of $0.60 or greater per share for a period of ten consecutive trading days, the Company may accelerate the expiry of the warrants to thirty days after notice is given.
●On May 21, 2025, the Company started receiving gold / silver ore from Talisker Resources Inc. and is currently undergoing pre-production adjustment. The modern $35.0 million plus milling and processing facility, which is located near Merritt, British Columbia, has undergone numerous upgrades in 2H 2024. Production at the modern facility, which is constructed on free-hold industrial-zone land owned 100% by the Company, is expected to ramp up and reach full capacity in Q3. The Company has also commenced the process of applying for an amendment to its permit, for the purpose of increasing mill throughput.

●On June 9, 2025, the Company received a multi-year area-based exploration permit, Permit Number MX-15-121 (the “MYAB Permit”). On June 4th, 2025. The MYAB Permit allows the Company to conduct extensive exploration on its wholly owned Treasure Mountain Silver Project 1 (the “Treasure Mountain”), a fully permitted silver mine (Permit 239) located 30 km northeast of Hope and about a 3-hour drive from Vancouver, British Columbia.

Receipt of the MYAB Permit, the Company received a ten-year mining lease extension (the “Extension”) for Treasure Mountain 2 under its M-239 permit. The Extension is valid through April 26, 2032, and receipt of the MYAB Permit positions the Company to leverage both mining and exploration options.

●On June 20, 2025, the Company announced commencement of the 2025 Exploration Diamond Drilling Program (the “2025 Program”) at its New Craigmont Copper Project (“New Craigmont”), near Merritt, BC.
●On July 17, 2025, the Company closed a non-brokered flow-through private placement for an aggregate of 4,350,000 units at a price of $0.50 per unit for gross proceeds of $2,175,000. Each unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. Each warrant is exercisable at a price of $0.65 and expires on July 17, 2027. Each FT Share of the Company is issued on a “flow-through” basis pursuant to the Income Tax Act (Canada) and in accordance with the policies of the TSX-V. The Company paid an aggregate of $153,822 to four eligible finders in connection with the Offering.
●On July 21, 2025, the Company elected to accelerate the expiry of outstanding common share purchase warrants of the Company originally issued under financings completed on February 25, 2025 exercisable at $0.40 per common share. On August 21, 2025, a total of 2,019,477 Warrants were exercised at $0.40 per common share for gross proceeds of approximately $807,791.
●On September 17, 2025, the Company announced that it received six Mining Lease extensions for five years from the Ministry of Mining and Critical Minerals. The six Mining Lease extensions (together, “Mine Lease Extensions”), 237642 to 237647, extend its wholly-owned New Craigmont Property (the “Property”) for five years, which is located adjacent to Teck Resources Ltd.’s Highland Valley Copper, Canada’s largest copper mine.
●On October 15, 2025, the Company provided an update on preparation work conducted during 2025 on the Treasure Mountain Silver Project (“Treasure Mountain”) and its plan for a 2026 exploration drilling program (“2026 TM Program”). The 2026 TM Program will be the culmination of an airborne magnetic geophysical survey (conducted by Scott Hogg & Associates Ltd. in 2012), extensive soil sampling programs over multiple years, and 2025 field reconnaissance. Treasure Mountain is a permitted silver mine located 30 km northeast of Hope and about a 3-hour drive from Vancouver, British Columbia. Treasure Mountain was an operating mine but was put into care and maintenance in 2013, due to depressed silver prices and has always been a core asset which has been strategically waiting for higher silver prices.
●On October 7, 2025, the Company filed a Preliminary Short Form Base Shelf Prospectus (the “Preliminary Shelf Prospectus”) with securities regulatory authorities in Ontario, Alberta and British Columbia (the “Canadian Regulators”). The Company will be permitted to offer preferred shares, debt securities, warrants, subscription receipts, common shares and units, or any combination thereof (collectively, the “Qualified Securities”), for up to $10,000,000, from time to time during the 25-month period after it receives a receipt from the Canadian Regulators for the Final Short Form Base Shelf Prospectus (the “Final Shelf Prospectus”); however, no amount or terms have been considered.
●On October 27, 2025, the Company filed a listing application with The Nasdaq Capital Market (the "Nasdaq") in connection with a planned uplisting of its common shares in the United States. In connection with the proposed uplisting, the Company has applied to list its common shares under the symbol “NICM.”
●On November 4, 2025, the Company completed work at the Dominion Creek Property (“Dominion”) for 2025 and has completed all mine development for the 10,000 tonnes bulk sample, which is planned to recommence in July 2026.
●On December 1, 2025, the Company announced that Blue Lagoon Resources (CSE: BLLG) (“Blue Lagoon”) has commenced transporting high-grade gold and silver millfeed to Nicola’s mill, located near Merritt, British Columbia.
●On December 3, 2025, the Company granted 2,850,000 stock options with an exercise price of $1.00, expiring in five years, and 1,015,000 restricted share units vesting on January 1, 2027.

●During the year ended December 31, 2025, debenture holders converted the principal and settled interest of $4,803,067 for the convertible debentures that matured on November 21, 2025, into 26,088,257 common shares
●During the year ended December 31, 2025, the Company issued 2,952,500 common shares due to stock option exercised. Total proceeds received was $811,150.
●During the year ended December 31, 2025, the Company issued 1,000,000 common shares to settle restricted share units (“RSUs”) vested.

Subsequent to December 31, 2025

●On January 29, 2026, the Company completed a non-brokered private placement issuing 5,512,001 units at $0.90 per unit for gross proceeds of $4,960,800. The Company paid $126,588 of finder’s fees, resulting in net proceeds of $4,834,212. Each unit consists of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to purchase one share at a price of $1.10 per share for a period of three years. The expiry date of the warrants can be accelerated if the closing price of the Company’s common shares on the TSX-V is $1.70 or greater for a minimum of ten consecutive trading days.
●On March 9, 2026, the Company granted 65,000 stock options with an exercise price of $1.14, expiring in 5 years.
●On April 14, 2026, the Company closed an underwritten public offering in the United States consisting of 930,233 American Depositary Shares (“ADS”) units, each ADS unit consists of one ADS and an accompanying ADS warrant, at an offering price of US$6.45 per unit for gross proceeds of US$6,000,000. Each ADS represents 12 common shares of the Company. Each ADS warrant will have an exercise price of $12.2213 to acquire one ADS, exercisable immediately upon issuance and will expire on the fifth anniversary of the issuance date. In connection to the offering, the Company granted 46,512 underwriter warrants to purchase ADS units with an exercise price of $9.8088 per unit, expiring on the fifth anniversary of the issuance date.
●On April 17, 2026, the Company issued an additional 139,534 ADS units at the offering price of US$6.45 for total gross proceeds of approximately US$900,000 and issued an additional 6,976 underwriter warrants upon the exercise of the over-allotment Option. The terms of the ADS units and underwriter warrants is the same as the above.
●Subsequent to the year end, 125,000 stock options were exercised for gross proceeds of $37,500.
●Subsequent to the year-end, 22,834 ADS warrants were exercised for 22,834 ADS and gross proceeds of $279,061. 46,512 ADS warrants were exercised for 13,593 ADS through a cashless exercise.

TREASURE MOUNTAIN PROJECT

Overview

Nicola’s Treasure Mountain Project is located 29 kilometres northeast of Hope, British Columbia, approximately 3 hours from Vancouver, British Columbia. In May 2012, the Company received a mining lease covering 335 ha of which 248 ha are active workings. The Company’s mineral claim holdings consist of 30 continuous mineral claims covering an area of approximately 2,200 ha, one partially overlapping mining lease covering 335 ha at the Treasure Mountain Project and a Mines Act (British Columbia) (the “Mines Act”) permit for the Treasure Mountain Project for the removal of 60,000 tonnes per year of silver/lead/zinc mill feed from the underground mine and the transfer of the mill feed offsite for processing. The Treasure Mountain Project has been in care and maintenance since July 26, 2013. A resource estimate was prepared in 2009 and an updated Technical Report was completed in 2012, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). From 2012 to 2019, no subsequent mining activity or exploration was completed on the project. A Qualified Person has not done any work to classify this historical resource estimate as current therefore Nicola Mining is not treating it as current. The majority of the Company’s Treasure Mountain Project historical mineral resource has been classified as Inferred according to CIM Definition Standards for Mineral Resources and Mineral Reserves (2014), whereby the economic viability of such resources cannot be determined.

Outlook:

The Company believes that Treasure Mountain’s upside potential is not associated with the developed mine, but in its highest priority target, the MB Zone.  While 2025 focused on exploration at New Craigmont, Company received a multi-year area-based permit from the Ministry of Mining and Critical Minerals on June 4, 2025 that authorizes it to conduct exploration activities for up to 5 years at Treasure Mountain. Exploration preparation commenced in June 2025, which included a review of soil sampling and an airborne magnetic survey in preparation for a drill program in the MB Zone. The planned 2026 drilling program is a culmination of airborne magnetic geophysical surveys, extensive soil sampling programs and field reconnaissance over the past decade.

NEW CRAIGMONT PROJECT

Overview

The Company’s claim holdings at the New Craigmont Project consist of 22 contiguous mineral claims covering approximately 10,600 hectares, and 10 partially overlapping mineral leases covering approximately 347 hectares located near Merritt, British Columbia, approximately 3 hours from Vancouver, British Columbia.

The New Craigmont Project (the “Project”) does not conform to a “typical” exploration pipeline. The Project is a permitted historic mine site with active permits under a current mine permit M-68, which covers an area approximately 1400 ha. In addition, extensive work done on the mine (c.1958-c.1982) was focused primarily on ore definition, development, and extraction of mineral inventory, known at the time. This work resulted in a cumulative production of 36.75 million tonnes of ore grading 1.28% copper (“Cu”). However, the Project had limited exploration beyond its historic operations.

The geological model adopted by Craigmont Mines Ltd. exploration team was one in which Cu and iron (“Fe”) were derived from country rock by fluids heated by intrusion of the Guichon Creek Batholith. Mineralization occurred preferentially along calcareous rocks resulting in a strata-bound skarn deposit.

Field relationships from mapping completed since 2015 and drilling in 2016 demonstrate that the Guichon Creek Batholith is cut by veins containing propylitic alteration mineral assemblages and copper mineralization, indicating that hydrothermal events occurred after emplacement of the Guichon Creek batholith. It is possible and more likely hydrothermal alteration and associated Cu mineralization was caused by magmatic-hydrothermal fluids. In the last decade, through increased demand for copper and diminishing copper grades, academic research primarily focussed on low-grade, large tonnage porphyry systems. This research suggests genetic links exist between magmatic-derived hydrothermal fluids and porphyry, skarn, and epithermal deposit formation. A recently published (2026) M.Sc. thesis from UBC concluded that Craigmont is a porphyry-linked skarn system. The geological team at Nicola Mining realise that the broader alteration system at the New Craigmont Project was not fully explored. Re-evaluation of this alteration system is believed to aid in efficient and effective exploration of the land package, which may have been historically overlooked.

Objectives and Strategy

Nicola’s primary objectives at the New Craigmont Project are to prove the historic skarn’s un-exploited mineral inventory and to explore for porphyry copper systems believed to be the source of fluid responsible for the skarn mineralization using modern exploration techniques. The Company also plans to re-evaluate the potential from material not processed at the time of mining and unlock its value with increasing commodity prices from global demand. To this effect, target development and confirmation drilling aims to develop targets deemed to have the potential for significant mineralization on the project land package. A mineral resource estimate was completed in 2020 in accordance with NI 43-101 on the Southern Mining Terraces and 3060 Portal Dump areas.

Outlook:

The Company completed an IP Survey in May of 2024 to further define drill targets in the WP, MARB and CAS zones, which were subsequently drilled and results published. The Company also drilled a step out hole at the Embayment Zone, which expanded the known mineralized area. Given the successful results of the 2024 drill program, the Company drilled targets in the same areas in 2025 and published the results. Observations and interpretations from the 2025 diamond drilling program, along with the M.Sc. thesis results, support the presence of porphyry systems. Further diamond drilling is planned for 2026 as well as to continue the ongoing process of building a New Craigmont database using all current and historic exploration data.

DOMINION CREEK GOLD PROPERTY PROJECT

Overview

On June 15, 2021, the Company announced the acquisition of a 50% interest in the Dominion Creek Property, located 43 km northeast of the Town of Wells and about 110 kilometers east-southeast of Prince George from High Range Exploration Ltd (“High Range”). Pursuant to the terms of a Mineral Property Purchase Agreement (the “Mineral Property Purchase Agreement”) between the Company and High Range, the Company paid $150,000 for the 50% acquisition of the Dominion Creek Property consisting of 8 continuous mineral claims totalling 1,040 hectares plus $75,000 for High Range to commence work and to submit a 10,000-tonne bulk sample permit application.

On October 24, 2021, the Company executed a Mining and Milling Profit Share Agreement with High Range for mill feed to be delivered and processed at the Merritt Mill. The Company’s combined 50% ownership and terms under the Mining and Milling Profit Share Agreement provide it a 75% economic benefit of Dominion Creek.

Upon High Range receiving the permit, the Company would, within 30 days, commence incremental funding of $450,000 plus all costs to produce and ship 3,000 tonnes of mill feed to Merritt Mill for processing into concentrate. The $450,000 plus the $75,000 previously advanced as part of the Mineral Property Purchase Agreement shall be reimbursed from the distribution proceeds of the sale of concentrates.

On January 20, 2022, the Company announced that Dominion Gold Project has submitted its Cariboo Mitigation Plan to EMLI.

Outlook:

On November 4, 2025, the Company completed work at Dominion for 2025 and has completed all mine development for the 10,000 tonnes bulk sample, which is planned to recommence in July of 2026. Initially, the Company had planned to ship up to 2000 tonnes to the Nicola mill in 2025 for processing, but opted to wait until next year for two reasons – weather and project size. Mining activities will recommence in 2026.

LIQUIDITY AND CAPITAL RESOURCES

A summary of the Company’s cash position and changes in cash and cash equivalents for:

	Year ended December 31,
(tabled amounts are expressed in thousands of Canadian dollars)	2025	2024
Cash used in operating activities	$(5,569)	$(3,311)
Cash (used in) provided by investing activities	521	(1,587)
Cash provided by financing activities	5,284	1,604
Decrease in cash	236	(3,294)
Cash and cash equivalents, end of year	$1,698	$1,462

As of December 31, 2025, the Company reported a net working capital of $3.1 million, compared to a net working capital deficit of $2.8 million as of December 31, 2024. The increase in the net working capital is primarily due to the fair value gain on the marketable securities and the secured convertible debentures being fully converted during the year ended December 31, 2025.

Cash used in operating activities increased compared to the same period in 2024. This increase was primarily driven by the decline in revenue from gravel, ash, soil, and other ancillary income sources during the current period.

Cash inflow from investing activities amounted to $0.5 million during the current period, largely due to the sale of the Company’s strategic investment in Blue Lagoon Resources (“BLLG). This transaction represents a reversal from the prior year, in which the Company invested $1.0 million in BLLG.

Cash inflow from financing activities totaled $5.3 million in the current period, compared to a cash inflow of $1.6 million in the prior year. The cash inflow from financing activities in the current period was higher mainly due to $3.1 million from proceeds from private placement.

The Company’s ability to continue as a going concern remains dependent on its ongoing capacity to raise capital and sustain profitability in its milling operations.

On March 12, 2025, the Company completed a private placement with gross proceeds of $1.1 million for working capital purposes. All of the funds were used for working capital purposes with no variance.

On July 17, 2025, the Company completed a flow through private placement with gross proceeds of $2.2 million for exploration. As of December 31, 2025, the Company has approximately $1.4 million qualifying expenditures remaining to be spent.

On January 29, 2026, the Company completed a non-brokered private placement with gross proceeds of $5.0 million for working capital purposes.

ANNUAL FINANCIAL INFORMATION

In thousands ‘000	Year ended December 31,
	2025	2024	2023*
Milling revenue	$1,535	$818	$1,618
Gravel, ash, soil, and other income	801	1,969	8,146
Net loss	(5,525)	(5,231)	(3,326)
Loss per share, basic/diluted	(0.03)	(0.03)	(0.02)

Cash	1,698	1,462	4,756
Total assets	14,550	10,659	12,224
Current liabilities	4,038	6,226	699
Non-current financial liabilities**	107	28	4,237
Cash dividend declared	—	—	—

*The Company has restated certain previously reported amounts. Please see note 2(a) of the consolidated financial statements for further information.

**Non-current financial liabilities represent total non-current liabilities excluding the asset retirement obligation (“ARO”).

Net loss for the year ended December 31, 2025 was $5.5M, comparing to the net loss of $5.2M for the year ended December 31, 2024. Thie increase was mainly due to the expenditures incurred for the development of the Dominion Gold Project and lower other income during the year ended December 31, 2025. When compared to the year ended December 31, 2023, the net loss of $3.2M is lower than the year ended December 31, 2024 due to higher milling income and other income.

Total assets fluctuation is dependent on cash balance and the fair value gains or losses on the Company’s marketable securities as at year end. Cash balance is driven by the level of equity financing there are in its specific fiscal year and the marketable securities is driven by the share price of the Company’s investment as of year end. Overall financial liabilities have decreased as the convertible debenture has been fully converted as of December 31, 2025.

QUARTERLY RESULTS

	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2025	2025	2025	2025	2024	2024	2024	2024
	($)	($)	($)	($)	($)	($)	($)	($)
Milling revenue	903,216	552,682	72,842	6,398	743,562	Nil	Nil	74,595
Gravel, ash, soil and other income	180,199	196,730	206,229	218,209	263,727	1,136,445	252,562	241,612
Exploration expense	256,956	558,115	267,342	131,687	440,987	554,239	586,529	177,655
Stripping costs	(15,993)	1,346,555	—	—	—	—	—	—
Net Income (loss)	(2,236,169)	(3,994,137)	1,181,286	(475,808)	(210,267)	(1,472,665)	(2,519,885)	(1,028,129)
Income (loss) per Share (basic and diluted)	(0.01)	(0.02)	0.01	(0.00)	(0.00)	(0.01)	(0.02)	(0.01)
Total assets	14,549,987	13,756,058	12,873,068	10,977,505	10,659,233	10,051,414	11,606,576	11,344,465

Three months ended December 31, 2025 compared to all historical quarters

Mill Revenue and Other Income - for the three months ended December 31, 2025, the Company generated combined milling revenue and other income of $1.1 million. Historically, this figure has varied based on the level of milling activity and the timing and volume of other business contracts. As these revenue streams are largely contract-dependent, fluctuations are expected across quarters.

Exploration Expense - Exploration expenses for the quarter totaled $256,956. Exploration activity increased in 2024 compared to 2023, largely driven by the completion of several flow-through financings and the 2024 drill program. The lower expense reported in 2025 is due to less drilling completed compared to 2024.

Stripping costs - During Q3 2025, significant exploration and development activities were incurred on the Company’s Dominion Creek Project in preparation for the for the 10,000 tonnes bulk sample.

Net Loss - The net loss for the Q4 2025 was $2,236,169, which was primarily due to the stock options and RSUs granted during Q4 2025.

Change in Total Assets

The Company’s total assets fluctuated between $10.0 million and $14.5 million. This is typically driven by the timing of private placements and cash position and the fair value gains or losses on the Company’s marketable securities.

SHAREHOLDER’S EQUITY

As at December 31, 2025 and as at the date of this report

The Company’s authorized capital stock consists of an unlimited number of common shares without par value. As at December 31, 2025 and the date of this report, the Company has the following shareholder equity items outstanding:

	Restricted		Share
	share	Stock	purchase	Common
	units	options	warrants**	shares*
As at December 31, 2025	1,015,000	10,197,500	2,175,000	210,614,380
January 2026 private placement	—	—	5,512,001	5,512,001
U.S. Offering	—	—	11,162,796	11,162,796
Broker warrants issued to underwriters of U.S. Offering	—	—	558,144	—
Exercise of over-allotment	—	—	83,712	1,674,408
Warrant exercises	—	—	(832,152)	437,124
Stock options exercised	—	(125,000)	—	125,000
Stock options granted	—	65,000	—	—
As at date of the report	1,015,000	10,137,500	18,659,501	229,525,709

*As of the date of this report, there are 1,106,194 ADSs outstanding that is listed on the Nasdaq Capital Market under the symbol “NICM”. Each ADS is equivalent to 12 common shares of the Company.

**As of the date of this report, there are 914,375 ADS warrants outstanding exercisable into ADRs of the Company.

Stock options

The table below provides a summary of the stock options outstanding as at date of the report:

			Weighted
			Average
Number	Number	Exercise	Contractual
Outstanding	Exercisable	Price	Life (Years)	Expiry Date
150,000	150,000	$0.22	0.52	October 5, 2026
1,822,500	1,822,500	$0.16	1.52	October 5, 2027
100,000	100,000	$0.30	2.09	May 2, 2028
1,850,000	1,850,000	$0.36	2.33	July 26, 2028
50,000	50,000	$0.30	2.35	August 3, 2028
2,350,000	2,350,000	$0.27	3.05	April 18, 2029
500,000	500,000	$0.30	3.72	December 18, 2029
400,000	400,000	$0.50	4.26	July 1, 2030
2,850,000	2,850,000	$1.00	4.68	December 3, 2030
65,000	65,000	$1.14	4.95	March 9, 2031
10,137,500	10,137,500

Restricted shares units (“RSUs”)

As at the date of this report, there are 1,015,000 RSUs that vest on January 1, 2027.

Warrants

As at the date of this report:

●	There are 2,175,000 warrants outstanding that have an exercise price of $0.65 and expires on July 17, 2027.
●	There are 907,399 ADS warrants exercisable into 12 common shares of the Company at a price of $12.2213 per warrant and expires April 14, 2031.
●	There are 6,976 ADS warrants exercisable into 12 common shares of the Company at a price of $9.8088 and expires on April 10, 2031.

REGULATORY DISCLOSURES

Off balance sheet arrangements

The Company does not have any off-balance sheet arrangements as at December 31, 2025 and date of this report.

Proposed Transactions

The Company does not have any proposed transactions as at December 31, 2025 and date of this report other than as disclosed elsewhere in this document.

Financial instruments

Fair Value

The carrying value of cash and cash equivalents, amounts receivables, accounts payable and accrued liabilities, loan payable and lease liabilities approximate their fair value because of the short-term nature of these instruments. The carrying value of restricted cash approximates to fair value due to the nature of this asset.

The Company records its financial instruments, other than marketable securities which are at fair value through profit or loss, at amortized cost.

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company’s market assumptions).

The three levels of fair value estimation are:

Level 1 – quoted prices in active markets for identical instruments.

Level 2 – quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Marketable securities are measured using level 1 inputs and marketable securities warrants are measured using level 2 inputs.

Risk Exposure and Management

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The principal financial risks to which the Company is exposed are credit risk, interest rate risk, liquidity risk, commodity and equity price risk, and currency risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. As at December 31, 2025, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, restricted cash, and amounts receivables in the amount of $3,983,204 (December 31, 2024 - $3,570,649).

All off the Company’s cash is held with a major financial institution in Canada and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including government organizations.

Interest Rate Risk

The Company’s financial assets exposed to interest rate risk consist of cash and cash equivalents balances. The interest earned on the cash balances is at a fixed rate and approximates fair value rates, and the Company is not subject to significant interest rate risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it projects the funds required to support its operations.

Management anticipates that it may incur expenditures towards exploring its mineral interests and other Company assets. However, there is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company has limited working capital, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of its mineral interests. The Company may also need further financing if it decides to obtain additional mineral properties. As such, the Company is subject to many risks common to exploration enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial, access to other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly.

Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration.

Foreign Exchange Rate Risk

The functional currency of the Company is the Canadian dollar. As at December 31, 2025, the Company has not entered into contracts to manage foreign exchange risk.

Commodity and Equity Price Risk

The ability of the Company to explore its exploration assets, continue milling operations, and the future profitability of the Company are directly related to the market price of copper, gold, silver, and other precious metals. Equity price risk is defined as the potential adverse impact on the Company’s performance to movements in individual equity prices or general movements in the level of the stock market.

Capital Management

The Company considers capital to be the elements of shareholders’ equity (deficit). The Company’s primary objectives in capital management are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders and to maintain sufficient funds to finance the exploration and development of its mineral property interests and Merritt Mill operations. The Company manages its capital structure to maximize its financial flexibility by adjusting to changes in economic conditions, and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital and is not subject to externally imposed capital requirements. There have been no changes to the management of capital during the current fiscal year.

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, and consist of its directors, the Chief Executive Officer, and the Chief Financial Officer.

The following is a summary of the Company’s key management compensation:

	Year ended December 31,
	2025	2024
	$	$
Consulting fees	558,463	413,250
Salaries and benefits	—	37,792
Share-based compensation	1,531,816	477,460
Total	2,090,279	928,502

As at December 31, 2025, included within accounts payable and accrued liabilities is $230,560 owed to related parties of the Company (December 31, 2024 - $18,310). See also note 15 for other related party transactions. The amounts due to related parties are unsecured, non - interest bearing, and due on demand.

During the year ended December 31, 2025, the Company received a 500,000 USD loan from a company controlled by a director of the Company. The loan is subject to an annual interest rate of 12% and shall be repaid against the Company’s milling income or cash. Subsequent to the year end, the loan principal and related interest were fully repaid.

Internal controls and procedures

During the audit of the 2024 consolidated financial statements, a material weakness in internal controls over financial reporting was identified regarding management’s review and assessment of the accounting impact of complex transactions. During the year ended December 31, 2025, the Company has implemented additional controls and procedures to remediate this weakness and to reduce the likelihood of a material misstatement.

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the MD&A and the Company’s annual consolidated financial statements for the year ended December 31, 2024 and December 31, 2025 on SEDAR+ at http://www.sedarplus.ca.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Accounting estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Such estimates primarily relate to asset retirement obligations. Actual results could differ from those estimates. The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are described in note 2 of the consolidated financial statements.

Material Accounting Policy Information

Please refer to the audited annual consolidated financial statements for the years ended December 31, 2024 and December 31, 2025 that were filed on SEDAR+.

New Accounting Standards Not Yet Adopted

The accounting policies adopted in the preparation of these consolidated financial statements have been prepared on the basis of all IFRS and interpretations effective as at December 31, 2025.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2025, and have not been early adopted in preparing these consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

1.Three defined categories for income and expenses—operating, investing and financing—to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

2.Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

3.Enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027. The Company will be evaluating the impact of the above amendments on its consolidated financial statements.

Risk and Uncertainties

As described further below, the Company’s business may be affected by changes in political and market conditions, such as interest rates, availability of credit, inflation rates, tariffs, changes in laws, and national and international circumstances. Recent geopolitical events and potential economic global challenges such as the risk of higher inflation and energy crises, may create further uncertainty and risk with respect to the prospects of the Company’s business. These factors represent a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may be unable to meet its liquidity requirements for operations.

There can be no assurance that the amounts of cash from operations, together with amounts raised through financings will be sufficient to fund the Company’s ongoing operations and care and maintenance program. If these amounts are insufficient to meet the Company’s liquidity requirements, it may have to seek additional financing. There can be no assurance that such additional financing would be available or, if available, offered on acceptable terms. Failure to secure any necessary additional financing would have a material adverse impact on the Company’s continued operations and viability.

Mineral Exploration and Development Activities are Inherently Risky

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into mineral deposits with significant value. Unusual or unexpected ground conditions, geological formation pressures, fires, power outages, labour disruptions, flooding, earthquakes, explorations, cave-ins, landslides, and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. There are also physical risks to the exploration personnel working on the site of a mineral project. The Company’s exploration properties and any future mining operations will be subject to all the hazards and risks normally incidental to exploration, development, and production of silver and other metals, any of which could result in damage to or destruction of exploration facilities or mines, damage to life and property, environmental damage, and possible legal liability for any or all damage. Although the Company maintains insurance in an amount, which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Uncertainty of Mineral Resources

The figures for mineral resources for the Treasure Mountain Project disclosed in the Company’s Annual Information Form for the year ended December 31, 2012, and in its technical report filed on SEDAR on June 12, 2012, are only estimates. Mineral reserves at the Treasure Mountain Project have not been defined therefore the mineral resources currently cannot be considered ore.

The figures for Inferred Copper Resource for the Southern Dump and 3060 Portal Dumps at New Craigmont Copper Mine in the Technical Report filed on SEDAR on June 1, 2020, and final ALS Metallurgy Laboratory report for upgrading and copper recovery test work filed on SEDAR on June 12, 2020, are only estimates. The inferred mineral resources are not mineral reserves as the Company has not yet demonstrated the economic viability.

There is no certainty that any expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably. In addition, substantial expenditures will be required to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Uncertainty of Economic Viability of Production from the Treasure Mountain Project

The Company has not undertaken any preliminary economic assessment or preliminary feasibility study with respect to the Treasure Mountain Project or any of its other projects and does not intend to undertake such a study or assessment. There are significant risks associated with making a production decision without a valid, current, economic analysis and the Company may subsequently determine those recommencing operations at the Treasure Mountain Project is not economically feasible.

Insurance

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development, however the insurance the Company has may not be sufficient to cover the full extent of any liabilities that may arise.

Prices, Markets and Marketing of Silver, Gold, and Precious Metal Prices

World prices for commodities fluctuate and are affected by numerous factors including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of commodities, and the resulting impact on the viability of any of the Company’s exploration projects, cannot accurately be predicted.

Liquidity and Capital Requirements

The Company currently has a working capital and a history of working capital deficits, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of any of its projects. The Company may also need further financing if it decides to obtain additional mineral properties or further upgrades to the Merritt Mill. As such, the Company is subject to many risks common to exploration enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of its mineral properties, the loss of substantial dilution of any of its property interests or all the liquidation of all its assets.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons could be required to manage and operate the Company.

Environmental Risks

All phases of the mineral exploration and development business present environmental risks and hazards and are subject to environmental regulations. Compliance with such legislation and regulations can require significant expenditures and a breach could result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner which may lead to stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of exploration or production, material increase in the costs of production, development, or exploration activities, or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Government Regulation

The natural resource exploration industry is subject to controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Company in a manner materially different than they would affect other natural resource exploration companies of similar size. The current legislation is a matter of public record, and the Company is unable to predict what additional legislation or amendments may be enacted.

Indigenous Peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of exploration and project authorizations. Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire, explore or develop, within a reasonable time frame, mineral titles in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as exploration and development projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand our operations or to explore and develop new projects.

Competition

The mining industry is intensely competitive in all its phases, and the Company competes with other companies that may have greater financial resources and technical capacity. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of, or may be associated with other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act (British Columbia) (“BCBCA”) and any other applicable laws and rules dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the BCBCA. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

No Current Plans to Pay Cash Dividends

The Company has no plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, the Company’s financial results, cash requirements, contractual restrictions, and other factors that the Board may deem relevant. In addition, the Company’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Company or its subsidiaries incur. As a result, investors may not receive any return on an investment in the Company’s securities unless they sell the securities for a price greater than that which they paid for them.

Economic Conditions

Unfavourable economic conditions may negatively impact the Company’s financial viability. Unfavourable economic conditions could also increase the Company’s financing costs, decrease estimated income from prospective mining operations, limit access to capital markets and negatively impact the availability of credit facilities or other financing to the Company.

Price Volatility of Public Stock

The market price of the Company’s securities has experienced wide fluctuations, which may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Any market for the Company’s securities may be subject to market trends generally and the value of the Company’s securities on the Exchange may be affected by such volatility in response to numerous factors, many of which are beyond the Company’s control, including:

●	actual or anticipated fluctuations in the Company’s quarterly results of operations,
●	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company,
●	the addition or departure of the Company’s executive officers or other key personnel,
●	release or other transfer restrictions on outstanding Company securities,
●	sales or perceived sales of additional Company securities,
●	significant acquisitions or business combinations, strategic partnerships, joint ventures and or capital commitments by or involving the Company or its competitors,
●	news reports relating to trends, concerns, competitive developments and or regulatory changes, and
●	other related issues in the Company’s industry or target markets.

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Company’s securities may decline even if the Company’s operating results, underlying asset values or prospects have not changed.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Company’s securities by those institutions, which could adversely affect the trading price of the Company’s securities. There can be no assurance that fluctuations in price and volume will not occur in the future. If increased levels of volatility and market turmoil occur, the Company’s operations may be adversely impacted together with the trading price of the Company’s securities may also be adversely affected.

Regulatory and Permitting

Regulatory and permitting requirements have a significant impact on the Company’s operations and can have a material and adverse effect on future cash flow, results of operations and financial condition. To conduct mineral exploration and mining activities, the Company must obtain or renew exploration or mining permits and licenses in accordance with the relevant mining laws and regulations required by governmental authorities having jurisdiction over mineral projects. There is no guarantee that the Company will be granted the necessary permits and licenses, that they will be renewed, or that the Company will be in a-position to comply with all the conditions that are imposed. Mining is subject to potential risks and liabilities associated with pollution and the disposal of waste from mineral exploration and mining operations. Costs related to discovery, evaluation, planning, designing, developing, constructing, operating, closing, and remediating mines and other facilities in compliance with these laws and regulations are significant. In addition to environmental protection, applicable laws and regulations govern employee health and safety. Not complying with these laws and regulations can result in enforcement actions that may include corrective measures requiring capital expenditures, installation of additional equipment, remedial action, and changes to operating procedures resulting in additional costs and temporary or permanent shutdown of operations. The Company may also be required to compensate those parties’ suffering loss or damage and may face civil or criminal fines or penalties for violating certain laws or regulations. Changes to these laws and regulations in the future could have an adverse effect on the Company’s cash flow, results of operations and financial condition. Further, the issuance of permits may be subject to review by third parties who may challenge future permitting and the validity of existing permits based on, among other things, the government’s obligation to consult and accommodate.

FORWARD-LOOKING STATEMENT

This presentation includes “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, which reflect Nicola Mining Inc.’s (“Nicola” or the “Company”) current expectations regarding the future results of operations, performance, and achievements. All statements included in this presentation, other than statements of historical fact, are forward-looking statements including, without limitation, the Company’s ability to develop its exploration assets via operational cash flow from gold concentrate production; the Company’s plans and expectations regarding its proposed exploration program for its Craigmont Copper Project; the Company’s plans and expectations regarding future exploration work on the Treasure Mountain Mine, including reopening the mine; the Company’s plans and expectations regarding future investments and operations at the Merritt Gold/Silver Mill Facility (the “Merritt Facility”); and statements regarding potential mergers, acquisitions, and joint venture opportunities. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “potential”, “target”, “budget” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of the management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may have caused actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks associated with general economic conditions, including risks related to macro-economic and global financial conditions; inflation; availability of capital; accuracy of the Company’s projections and estimates; interest and exchange rates; competition; financing and share price fluctuations; capital expenditures; changes in national and local government regulations; regulatory risks; the ability to retain key personnel necessary to conduct mill operations at the Merritt Facility; decreased demand for copper, gold, silver and other minerals; unexpected difficulties with the milling and extraction of minerals from the Company’s projects; delays or difficulties in timing of shipments of concentrates by the Company; operating or technical difficulties; personnel relations; fluctuations in commodity pricing, specifically copper, gold and silver; and any other risks outside the direct control or influence of the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information contained herein, except in accordance with applicable securities laws. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s business and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Additional information about these and other risks and uncertainties are set out in the section entitled “Risk Factors” in the Company’s MD&A filed on SEDAR+ at www.sedarplus.ca.

Qualified person

The scientific and technical disclosures included on this webpage have been reviewed and approved by Will Whitty, P.Geo., who is the Qualified Person as defined by NI 43-101. Mr. Whitty is Vice President of Exploration for the Company.